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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

CHANGE IN DIRECTORATE

Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from 5 February, 2009, Mr. Edward S. Yang (“Mr. Yang”) was appointed as Independent Non-Executive Director of the Company.

Mr. Yang, aged 71, received his Bachelor of Science in Electrical Engineering from National Cheng-Kung University in 1957, Master of Science in Electrical Engineering from Oklahoma State University in 1961 and PhD from Yale University in 1966. From 1961 to 1963, he was employed by IBM, working on the design and testing of the integrated circuits (“IC”). In 1965, he started his teaching career at Columbia University and was the Chairman of the Department of Electrical Engineering from 1986 to 1990 and from 1992 to 1995. Under his leadership, research laboratories in Telecommunications, Microelectronics, Photonics, and IC at Columbia University were established. He joined the University of Hong Kong (“HKU”) as Chair Professor of Microelectronics in 1997. At HKU, he founded the Hong Kong Jockey Club MRI Engineering Centre and E-Business Technology Institute. Mr. Yang was appointed as the chief executive officer of the Hong Kong Applied Science and Technology Research Institute (“ASTRI”) in 2007. At ASTRI, he initiated the new Industrial Collaboration Program and Internship for fresh university graduates. In 2009, he stepped down as ASTRI’s chief executive officer but remains as its senior advisor.

Since 1961, Mr. Yang has been involved in semiconductors and IC as an engineer, research scientist, and educator. He has 7 US patents and published more than 200 journal papers and two popular textbooks that were translated into Chinese, Japanese, Italian and Korean. He has contributed in the physics and technology of Silicon, silicon-germanium, and III-V materials, Schottky barriers, bipolar and metal-oxide-semiconductor transistors, thyristors, light-emitting diodes, lasers, solar cells, charge-coupled device, and high-temperature superconductors. His latest research activities are in Bio-Medical Electronics, including MRI hardware systems, electronics, and radio-frequency coils as well as clinical applications in early diagnosis of cancers, liver cirrhosis and Alzheimer’s disease and scientific basis of acupuncture. Mr. Yang is a fellow of the Institute of Electrical and Electronics Engineers.

Mr. Yang will hold the office of a Class I Independent Non-Executive Director of the Company until the next following annual general meeting of the Company at which he shall be eligible for re-election. If re-elected, Mr. Yang will hold office until the 2011 annual general meeting of the Company.

Save for the fact that Mr. Yang was a senior advisor of the Company from 2000 to 2002, Mr. Yang is not otherwise connected with any directors, senior management or substantial or controlling shareholders of the Company. He is interested in 75,000 ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan Jiang Shang Zhou and Edward S. Yang as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

5 February  , 2009